UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2009

Commission File Number:  001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6011 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press release April 30, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: April 30, 2009	By:	/s/ T Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO and President

Austral Pacific in Receivership

Wellington, New Zealand – 30 April 2009 -/PRNewswire/ - Austral Pacific Energy Ltd.

 (TSX-V: APX; NZSX: APX)

Austral Pacific Energy Ltd. agreed today with the group’s senior secured creditor, Investec Bank (Australia) Limited, to the appointment of a receiver to Austral Pacific Energy Ltd., the publicly traded Canadian corporation, and two of its New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited and Totara Energy Limited. Investec is owed approximately US$16.8 million, which amount is now due for payment due to the expiry of the previously announced standstill arrangements.  The two New Zealand subsidiaries in receivership encompass substantially all the group’s consolidated oil and gas assets and operations. The directors of Austral Pacific Energy Ltd. will be co-operating with receivers, Michael Ryan and Ian Francis of Taylor Woodings of Perth and Paul Sargison of Gerry Rea Partners of Auckland.

Website:     www.austral-pacific.com
Email:

       ir@austral-pacific.com

Phone:

       Thom Jewell, CEO +644 495 0880

Neither TSX-V nor NZSX has approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.